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September 18, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Bednarowski

John Dana Brown

Michael Volley

John Nolan

Division of Corporation Finance

Re:	GCM Grosvenor Inc.

Registration Statement on Form S-4

Filed August 7, 2020

File No. 333-242297

Ladies and Gentlemen:

On behalf of our client, GCM Grosvenor Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 3, 2020 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on August 7, 2020. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.	We note certain entities are defined differently in the financial statements as compared to the rest of the filing. Please revise to use the same defined term for each entity throughout the filing, including financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement to conform the defined term for each entity.

September 18, 2020

Cover Page

2.	Please revise your prospectus cover page to state that GCM PubCo will qualify as a controlled company and clearly state the ownership percentage of GCM PubCo that will be held by (i) CFAC’s public stockholders, (ii) the Sponsor and holders of founder shares, (iii) GCM V and (iv) the Pipe Investors. Also, disclose here or in the Questions and Answers section whether the CFAC warrant holders are voting in connection with the merger and the related transactions. In this regard, we note the Who Can Answer Your Questions About Voting Your Shares or Warrants section on page 77. Please revise the beginning of the Summary Term Sheet to provide a brief summary of the results of the business combination, disclosing (i) the number of warrants in GCM PubCo that will be held by CFAC’s public warrant holders, the Sponsor, and existing Grosvenor GCM security holders, (ii) the aggregate value and the per share and per warrant consideration that the CFAC shareholders and warrant holders will receive, (iii) the ratio of the exchange of CFAC shares and warrants for GCM PubCo shares and warrants, and (iv) the aggregate value that the existing security holders of GCM Grosevenor and its subsidiaries will receive pursuant to the merger and related transactions.

Response: The Company acknowledges the Staff’s comment and has revised the cover page and pages xvi-xvii, xx-xxi and 77 of the Registration Statement accordingly.

Questions and Answers About the Proposals for CFAC Stockholders, page xix

3.	Please add a question and answer in this section that addresses (i) the minimum cash requirement of CFAC pursuant to the Transaction Agreement and how CFAC intends to ensure that it has the required amount of minimum cash, (ii) the effect that the minimum cash requirement has upon the maximum number of shares of CFAC Class A common stock that may be redeemed and (iii) the effect that different levels of redemptions will have on the percentage of GCM PubCo held by CFAC public shareholders, GCM V, the Sponsor and holders of founder shares and the PIPE Investors. In addition, please add a question and answer that explains the organization of GCM PubCo following the merger and related transactions, including that GCM PubCo will have control over all of the affairs and decision-making of GCMH LLLP, as GCM PubCo is the sole member of IntermediateCo, which is the sole general partner of GCMH LLLP. Also add a question and answer that summarizes the positive and negative factors that the CFAC board of directors considered in connection with its decision to recommend voting in favor of the merger and related transactions.

Response: The Company acknowledges the Staff’s comment and has revised pages xx-xxiv of the Registration Statement accordingly.

4.	Please add a question and answer describing the transaction with H&F, including the number and type of securities, exercise price, and dollar amount of the consideration.

Response: The Company acknowledges the Staff’s comment and has revised page xxv of the Registration Statement accordingly.

Are the proposals conditioned on one another?, page xx

5.	Your disclosure on pages xx and 76 that the Closing is conditioned on the approval of the Business Combination Proposal, the Organizational Documents Proposals, the Nasdaq Proposal and the 2020 Plan Proposal appears to be inconsistent with your disclosure on the prospectus cover page that the Closing is conditioned on the approval of the Business Combination Proposal, the Organizational Documents Proposals and the Nasdaq Proposal. Please revise for clarity and consistency. Similarly, your disclosure on page 76 that approval of the Business Combination Proposal and the Organizational Documents Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of the CFAC Class A common stock and Class B common stock appears to be inconsistent with your disclosure on the cover page that approval of the Business Combination Proposal requires the affirmative vote of the holders of the majority of the outstanding shares of CFAC Class A common stock entitled to vote and actually cast. Please revise for clarity and consistency. In addition, in the second question on page xxii, please disclose that GCM V has the right to appoint all seven directors on GCM PubCo’s board of directors.

Response: The Company acknowledges the Staff’s comment and has revised the cover page and pages xxiii, xxiv and xxvi of the Registration Statement accordingly.

September 18, 2020

Summary of the Proxy Statement/Prospectus

Parties to the Business Combination

GCM Grosvenor

Our Company, page 1

6.	Please disclose why you include absolute return strategies AUM as of a different date than other strategies.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to present all AUM figures as of the same date.

7.	We note your disclosure on pages 1 and 165 that “[f]or the twelve-month period ended March 31, 2020, your total management fees were $314 million, total fees attributable to [you] were $350 million, [y]our net income was $19 million and [y]our adjusted net income was $86 million.” Please revise to state your fees and net income for the most recently completed fiscal year and quarter, and revise throughout so that your disclosure describes your company as of the most recently completed fiscal year and quarter. For example, on pages 5, 168 and 177 you state that “[f]or the twelve months ended March 31, 2020, approximately 90% of the total fees attributable to you came from management fees.”

Response: The Company acknowledges the Staff’s comment and has revised pages 1, 5, 166, 110, 169 and 177 of the Registration Statement accordingly.

Scalable and Predictable Business Model, page 5

8.	Please balance your disclosure regarding your “[h]ighly stable fee base” to address the 22% decrease in total revenues for the three months ended March 31, 2020 compared to the three months ended March 31, 2019 due to the 86% reduction in incentive fees and the 5% reduction in management fees. In addition, in the Differentiated Capabilities section on page 5, please provide a brief definition of what you consider to be “middle market and small and emerging” investment activities.

Response: The Company acknowledges the Staff’s comment and has revised pages 5, 6, 8, 169, 170 and 177 of the Registration Statement accordingly.

September 18, 2020

9.	We note your disclosure on page 5 that you have an “additional approximately $5.4 billion of contracted capital that has not yet started charging fees but which [you] expect will in the future, [bolster] [y]our potential FPAUM growth over the next several years.” Please disclose when you are expecting such capital commitments and the ability of such capital to be withdrawn and any past experiences with withdrawals.

Response: The Company acknowledges the Staff’s comment and has revised pages 5 and 169 of the Registration Statement accordingly.

Risk Factors

A loss of significant third-party distribution relationships, page 29

10.	We note your disclosure that you have a limited number of distribution relationships with financial services firms and that a loss of any of these could have a material adverse effect on your business. Please disclose the portion of your business that is sourced through third-party distribution channels. To the extent material, revise your business section to describe these relationships. Balance your disclosure in your prospectus summary regarding your distribution channels on page 8 to address your current dependence on a limited number of distribution relationships with financial services firms.

Response: The Company advises the Staff that it has removed the risk factor referenced above from the Registration Statement, as it has reconsidered these distribution relationships in light of the Staff’s comment and concluded that those relationships are not material to the Company’s business or an investor’s understanding of the Company’s business.

Our international operations subject us to numerous risks, page 33

11.	Please expand this risk factor to address the specific risks related to your operations in Hong Kong, including the June 30, 2020 Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, if material.

Response: The Company advises the Staff that its operations in Hong Kong comprise an immaterial amount of the Company’s consolidated revenue and assets. Accordingly, the Company has determined that there are not additional, specific material risks relating to the Company’s operations in Hong Kong that would be material to an investor.

The multi-class structure of GCM PubCo’s common stock, page 62

12.	Please provide a discussion here that walks through the calculation that results in the Key Holders having approximately 75% of the combined voting power of GCM PubCo’s common stock. Also disclose the percentage of outstanding shares that Key Holders must keep to continue to control the outcome of matters submitted to shareholders for approval. Disclose the extent to which future issuances of Class C shares may be dilutive to public shareholders.

Response: The Company acknowledges the Staff’s comment and has revised page 63 of the Registration Statement accordingly.

September 18, 2020

If we were deemed an “investment company”, page 66

13.	We note disclosure on page 66 regarding the risk that you could be deemed an investment company under the Investment Company Act of 1940. Please be advised that the Division of Investment Management is currently reviewing the matter and may have comments.

Response: The Company acknowledges the Staff’s comment and awaits further comments from the Division of Investment Management, if any.

Special Meeting of CFAC Stockholders
Vote of Sponsor, Directors and Officers of CFAC, page 75

14.	Please disclose here the percentage of votes that the Sponsor, Directors and Officers of CFAC will control. In addition, please disclose, if true, that a shareholder holding both public shares and public warrants may redeem the public shares but retain the public warrants, which if the merger closes, will become warrants in GCM PubCo, and, disclose, in the General Description of the Transactions Agreement; Consideration section on page 80, the exchange ratio of GCM PubCo warrants that CFAC warrant holders will receive upon the Effective Time of the Merger.

Response: The Company acknowledges the Staff’s comment and has revised pages xxviii, 76 and 81 of the Registration Statement accordingly.

Proposal No. 1 The Business Combination Proposal
Related Agreements
GCM PubCo Amended and Restated Charter
Choice of Forum, page 95

15.	Your statements on pages 95, 230 and 263 regarding the exclusive forum provision in GCM PubCo’s Amended and Restated Charter and Section 15 of GCM PubCo’s Amended and Restated Charter appear to be inconsistent. Please revise for consistency. As it appears that this exclusive forum provision applies to Securities Act claims, please revise throughout your prospectus to disclose that the GCM PubCo exclusive forum provision provides that the federal district courts shall be the exclusive forum for Securities Act claims and state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Similarly, we note that CFAC’s forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose on page 263 whether this provision applies to actions arising under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and has revised pages 96, 97, 233 and 266 of the Registration Statement accordingly.

September 18, 2020

Background of the Business Combination, page 104

16.	We note your disclosure on page 105 that GCM Grosvenor and CFAC agreed to a valuation of Grosvenor Companies of $1.5 billion. Please disclose which party proposed the valuation and any negotiations in connection with such valuation. In addition it appears that the transaction values GCM Grosvenor at $2.0B. Please revise to discuss in this section the discussions regarding, and the reasons for, the increase in valuation, or advise. Similarly, describe and discuss any negotiations related to the specific ownership percentage of GCM PubCo by CFAC public shareholders. In this regard, we note your disclosure on page 106 that “GCM Grosvenor indicated the necessary elements to consummate a deal would include maintaining ownership for the management team consistent with historical levels and structuring the transaction to include a high-voting class governance structure with certain customary stockholder approval rights, consistent with the many other alternative asset managers that operate as public companies.”

Response: The Company acknowledges the Staff’s comment and has revised pages 106, 114 and 115 of the Registration Statement accordingly.

CFAC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 108

17.	On page 109, you state that one of the factors that the CFAC board considered was GCM PubCo’s business plan of raising approximately $7.5 billion in five successor funds and two SPACs. Please discuss these plans in the Business of GCM Grosvenor section. In addition, on page 111, you state that CFAC stockholders will hold a minority position in GCMH LLLP following completion of the business combination. Please clarify, if true, that GCM PubCo will indirectly hold 28.6% of GCMH LLLP and that the CFAC stockholders will hold 14.1% of GCM PubCo. Also, please revise the comparable company analysis on page 113 to provide quantitative information regarding the comparison of trading and enterprise valuation multiples that the CFAC board of directors considered in its analysis.

Response: The Company acknowledges the Staff’s comment and has revised pages 112, 179 and 180 of the Registration Statement accordingly.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information Other Events, page 141

18.	Please tell us why you give effect to the Mosaic Transaction as if it occurred on January 1, 2019. Specifically tell us if and how the Mosaic Transaction is directly related to the business combination and revise your disclosure as needed. If the Mosaic Transaction is not directly related to the business combination, please tell us why pro forma adjustments are appropriate.

Response: The Company advises the Staff that the Mosaic Transaction is not directly related to the Transactions, but individually constituted a transaction requiring pro forma financial information under Rule 11-01 of Regulation S-X. Accordingly, the Company has revised the Registration Statement to give separate pro forma effect to the Mosaic Transaction, apart from the pro forma adjustments being presented in connection with the Transactions.

September 18, 2020

Business of GCM Grosvenor, page 165

19.	We note the organization structure on page 16. Please include a more detailed organization structure of GCM Grosvenor that provides relevant information for investors noting the large number of entities referenced in the Description of Business. Please include all subsidiaries referenced elsewhere in the filing including the financial statements and detail the legal entity name, the defined name used and its business purpose with appropriate detail.

Response: The Company acknowledges the Staff’s comment and has revised page 16 of the Registration Statement accordingly.

Business of GCM Grosvenor
Our Competitive Strengths
Deep and Tenured Client Relationships, page 176

20.	Please clarify what you mean by your disclosure that your services are often “embedded within [y]our clients’ operations.” In addition, we note that you provided disclosure regarding your past performance on an inception to December 31, 2019 basis in your Extensive Relationships and Data Support Sourcing of Opportunity and Performance Across Multiple Alternative Investment Strategies section. Please disclose the annualized performance of each category highlighted in this section. Similarly, we note your disclosure on page 178 that you have on-boarded 245 new clients since 2017. Please disclose how many, if any, clients you have lost since 2017 and disclose the number of new clients obtained in your most recently completed fiscal year as well as how many you have lost in your most recently completed fiscal year.

Response: The Company acknowledges the Staff’s comment and has revised pages 176 and 179 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GCM Grosvenor – Results of Operations, page 201

21.	It appears that much of the information contained in the results of operations in MD&A is merely a recitation of financial information in narrative form. Please revise to reduce narrative information that is duplicative of the quantified financial information provided in a tabular format. Please focus your discussion and analysis on the underlying causes of the changes in each significant line item impacting your results of operations and the key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the company. Refer to Instruction 3 to Item 303(b) of Regulation S-K and Section III.B of Securities Act Release No. 33-8350 for guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GCM Grosvenor” in the Registration Statement accordingly.

Fee-paying AUM, page 206

22.	Please revise your FPAUM rollforwards to present market value changes separate from other flows.

Response: The Company acknowledge the Staff’s comment and has revised page 208 of the Registration Statement accordingly.

Executive Compensation
GCM Grosvenor
Director Compensation, page 250

September 18, 2020

23.	Please include the disclosure regarding the compensation of GCM Grosvenor’s directors pursuant to Item 402(r) of Regulation S-K, to the extent any such compensation was paid in the last fiscal year.

Response: The Company acknowledges the Staff’s comment and has revised page 253 of the Registration Statement accordingly.

Note 3. Mosaic Transaction, page F-47

24.	Please revise to clarify if Mosaic Feeder, L.P. is consolidated and included in the Grosvenor Capital Management Holdings, LLLP and GCM, L.L.C. combined financial statements.

Response: The Company acknowledges the Staff’s comment and has revised page F-48 of the Registration Statement accordingly.

25.	Please clarify what the Class A and Class B Interests in Mosaic represent or tell us where this information is disclosed. For example, are the equity interests, limited partnership interests, etc.

Response: The Company acknowledges the Staff’s comment and has revised page F-48 of the Registration Statement to clarify that Class A and Class B Interests in Mosaic refer to the equity interests issued by Mosaic Acquisitions 2020, L.P. to the Class A and Class B partners of Mosaic Acquisitions 2020, L.P., which mean each of Mosaic Feeder, L.P., Holdings and GCMH.

26.	It appears that the “Put Option” allows Mosaic Counterparty, an unaffiliated third party, to require a GCM entity to acquire certain interests held by Mosaic Feeder, which appears to be an unrelated entity to Mosaic Counterparty. Please tell us in detail and revise to disclose the underlying economic rationale for the put option. Please revise disclosure as needed.

Response: The Company advises the Staff that the Put Option was entered into as part of the Mosaic Transaction to protect against specific downside scenarios that the Company’s management deems highly remote. The Put Option is only exercisable under such circumstances, and GCM Grosvenor can choose not to pay the Put Price, in which case the sole remedy of an unaffiliated third-party investor (“Mosaic Counterparty”) is to take control of Mosaic Acquisitions 2020, L.P. (“Mosaic”). Mosaic Counterparty holds limited partnership interests in Mosaic Feeder, L.P. which in turn holds Class A and Class B equity interests in Mosaic. For the avoidance of doubt, Mosaic Counterparty taking control of Mosaic would not confer any other rights or influence in any other parts of GCM Grosvenor’s business, including no additional rights or influence whatsoever at the GCM Funds.

27.	Please clarify which entity transferred the $125.4 million to the Seller. On page F-48, you disclose that it was Mosaic, which is a consolidated entity, while on page F-85, you disclose an unaffiliated third-party transferred the amount.

Response: The Company acknowledges the Staff’s comment and has revised pages F-48 and F-88 of the Registration Statement to clarify that Mosaic Counterparty transferred $125.4 million to the Seller.

September 18, 2020

28.	As disclosed on page F-43, you recognized a $60.9 million increase in Grosvenor Management Holdings, LLLP Partners Capital and a corresponding decrease to Redeemable Noncontrolling Interest related to the Mosaic transaction. Please provide us an analysis detailing the accounting for the Mosaic transaction. Please identify the relevant accounting guidance you considered and the specific guidance supporting your final accounting determinations.

Response: Mosaic is a consolidated subsidiary of GCMH and was formed to allow for Mosaic Counterparty to indirectly invest in GCMH’s Carry Plan Entities. The Carry Plan Entities serve as general partners of, or are special limited partners in, certain of the GCM Funds. Accordingly, each of the Carry Plan Entities has an ownership interest in certain underlying GCM Funds and is obligated to provide certain management services to the underlying funds for which it is entitled to a carried interest fee. As discussed in response to comment 30, the Company accounts for carried interest under ASC 606. Both before and after the Mosaic Transaction, the Carry Plan Entities are consolidated by GCMH.

In connection with the Mosaic Transaction, Mosaic holds an equity interest in the Carry Plan Entities, which in turn hold interests in the underlying GCM Funds through general partner or special limited partner interests (accounted for under ASC 323) and the right to earn carried interest from the underlying funds (accounted for under ASC 606).

Since Mosaic is a consolidated subsidiary of GCMH, the Company accounted for the issuance of a non-controlling interest pursuant to ASC 810 as a change in interest in Mosaic without the loss of control. The Company considered the scoping guidance in ASC 810-10-45-21A in determining that the Mosaic Transaction should be accounted for pursuant to ASC 810. In particular, pursuant to ASC 810-10-45-21A(b)(2), the Company considered whether the overall substance of the Mosaic Transaction is addressed by other guidance. As noted above, Mosaic participates in the underlying mixture of equity interests in the underlying funds (general partner interests accounted for under ASC 323) and the right to earn carried interest from the underlying funds (accounted for under ASC 606). As Mosaic holds both financial and nonfinancial assets, which are covered by different topics in the guidance, the Company concluded that it was appropriate to account for the transaction under ASC 810 since the substance of the Mosaic Transaction is not directly addressed by other guidance.

When evaluating whether the overall substance is addressed by other literature, the Company considered the guidance in Accounting Standards Update (ASU) 2017-05, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets: Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. Within ASU 2017-05, BC26 states “… the Board decided that an entity should not separate the assets transferred in an individual consolidated subsidiary within a contract”. Further, BC26 states “If no other Topic directly addresses the derecognition of the assets, the entity should deconsolidate the subsidiary in accordance with Topic 810” and BC29 states “The Board decided that the benefits of separating nonfinancial assets from financial assets transferred in the same legal entity did not justify the cost and complexity of that approach”. As Mosaic has both financial and nonfinancial assets which are covered by different topics in the guidance, the Company concluded that it was appropriate to account for the Mosaic Transaction under ASC 810.

Pursuant to the guidance in ASC 810-10-45-23, the excess of the proceeds received for the acquired interest, $125.4 million, over the amount recognized in non-controlling interest, $64.5 million, was recorded as an increase to GCMH’s Partner’s Capital.

September 18, 2020

Note 5. Investments, page F-49

29.	Please revise to discuss the relevance and importance regarding the fact that most of the investments are owned by noncontrolling interest holders.

Response: The Company acknowledges the Staff’s comment and has revised page F-49 of the Registration Statement accordingly.

Note 2. Summary of Significant Accounting Policies, Incentive Fees, Carried Interest, page F-69

30.	Please explain to us how your new carried interest recognition policy under ASC 606 resulted in earlier recognition of revenue. Specifically provide an example illustrating the key variables and the different determinations under the old and new policies. Please clearly explain how the new policy and determinations are consistent with the guidance in ASC 606-10-32-11.

Response: The Company is allocated carried interest from certain investments within a fund’s portfolio upon exceeding performance hurdles; however, certain of the Company’s carried interest arrangements contain a clawback provision, which requires the Company to return previously distributed carried interest to the respective fund if certain performance hurdles were not met at the end of a fund’s life on an aggregate basis. Prior to the adoption of ASC 606, the Company recognized carried interest income when fixed or determinable and all related contingencies had been resolved pursuant to Method 1 of ASC 605-20-S99-1. Accordingly, the Company deferred the recognition of revenue for all realized carried interest subject to clawback until the earlier of the termination of the related fund or when the clawback period had expired.

Under ASC 606, realized carried interest that is subject to clawback is considered variable consideration. Carried interest realized over the life of a fund is at risk for potential reversal due to various factors including, but not limited to, the extent to which the underlying investment portfolio of a fund is subject to future changes (i.e., such as market volatility and investment and reinvestment, number of and profitability of remaining positions in a fund’s portfolio), extent to which there is a return on investment in excess of the contractual performance hurdle, and time remaining in the performance period. In accordance with ASC 606-10-32-11, the Company includes in the transaction price variable consideration (estimated in accordance with ASC 606-10-32-8) to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Therefore, under ASC 606 the Company may recognize a portion of carried interest before the uncertainty is resolved, which may result in earlier recognition of carried interest income than under ASC 605.

For example, the Company may enter into an arrangement with a fund which would entitle the Company to carried interest income in exchange for providing asset management services when certain conditions specified in the contract are met. Carried interest income would be realized on a “deal-by-deal” basis based on investment profits subject to a performance hurdle. This type of arrangement also typically contain a clawback provision that if at the end of the fund’s life the total amount of carried interest distributed to the Company exceeds what the Company would have been entitled to if the carried interest were calculated on an aggregate basis at the end of the contract term, some or all of the Company’s carried interest would have to be returned to the fund. In this example, a fund with these characteristics is scheduled to terminate at December 31, 20X0. At September 30, 20X0, the Company has exceeded the performance hurdle and has minimal investments remaining in the portfolio. Although the final determination of carried interest income would not be calculated until the end of the contract term, if the fair value of the remaining investments held by the fund was reduced to zero, there would be no risk that the Company’s previously distributed carried interest would be required to be returned pursuant to the clawback provision.

September 18, 2020

Prior to the adoption of ASC 606

At September 30, 20X0, the Company would continue to defer any previously distributed carried interest. Carried interest income would be recognized upon the termination of the related contract with the fund at December 31, 20X0 when all contingencies would be resolved, as the carried interest income ultimately is determined on the aggregate basis of the fund’s returns.

Upon adoption of ASC 606

Each reporting period, the Company would evaluate the likelihood or magnitude of a revenue reversal which ultimately results in developing an estimate of an amount of carried interest included in the transaction price the Company believes will not result in a significant reversal of revenue recognized when the uncertainty related to the clawback provision is resolved. At September 30, 20X0, the Company determines that the carried interest income is related to services performed in the prior periods and is no longer probable of significant reversal based on the number of and profitability of remaining positions in the fund’s portfolio, expected timing of those distributions, and expected remaining partnership expenses of the fund, which are a component in the calculation of carried interest income. Therefore, the Company recognizes carried interest income for the portion of the fee that is probable of not resulting in a significant reversal, resulting in the recognition of carried interest income at September 30, 20X0. At December 31, 20X0, the Company recognizes any changes in carried interest income based on the aggregate basis of the fund’s returns at the contract termination date.

Note 12. Interest Rate Derivatives, page F-81

31.	Please revise to disclose the information required in ASC 815-30-50 for all periods presented or tell us where this information is disclosed.

Response: The Company acknowledges the Staff’s comment and has revised pages F-83 and F-84 of the Registration Statement accordingly.

32.	Please revise your accounting policies to discuss in what line item the settlements of interest rate derivatives are recognized in your income statement (e.g. Interest Expense, Other Income (Expense), etc.)

Response: The Company acknowledges the Staff’s comment and has revised page F-74 of the Registration Statement accordingly.

33.	Please revise to discuss what the term “effective date” represents and its relevance as used in your tables.

Response: The Company acknowledges the Staff’s comment and has revised page F-83 of the Registration Statement accordingly.

September 18, 2020

34.	Noting certain cash flow hedges are recognized in earnings versus other comprehensive income, please more clearly discuss the information required by ASC 815-10-50-1A and 50-1.c. Specifically tell us why the change in fair value of the interest rate swap with a $75,000 notional amount and the interest rate collar designated as cash flow hedges was recognized in Other Expense as compared to Other Comprehensive Income during 2018 and 2019.

Response: The Company acknowledges the Staff’s comment and has revised pages F-83 and F-84 of the Registration Statement accordingly.

Note 16. Related Parties, page F-83

35.	For each period presented, please revise to disclose the amount of investments in GCM Funds by former and current employees and their families for which a management fee and performance fee was not charged, estimate the amount of fees that would have been charged had an external investor owned these investments and explain why fees were not charged.

Response: The Company acknowledges the Staff’s comment and has revised page F-86 of the Registration Statement to disclose the amount of investments in GCM Funds by its executive officers, senior professionals and certain current and former employees and their families. The Company further advises the Staff that the opportunity to invest in its funds on a no management fee or performance fee-only basis is available not only to the Company’s former and current officers and employees and their families, but also to non-employees and other third parties investing in certain of the Company’s funds.

Additionally, the Company believes that having its eligible officers and employees invest in its funds encourages enhanced alignment of interests between the Company’s officers and employees, on one hand, and the Company’s clients, on the other. Consistent with industry practice as disclosed by other companies within the Company’s peer group, the Company believes that encouraging investment by its officers and employees in the Company’s funds, by offering the opportunity to invest on a no management fee or performance fee-only basis, increases the likelihood of these officers and employees investing in the Company’s funds.

Exhibits and Financial Statement Schedules, page II-2

36.	Please file the A&R LLLPA as an exhibit to your registration statement. Also file it as an appendix to your prospectus. We note that it is listed as Exhibit G to Annex A.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the A&R LLLPA as an annex to the proxy statement/prospectus and an exhibit to the Registration Statement.

*        *        *        *

September 18, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2139 or my colleague, Drew Capurro, at (714) 755-8008.

Very truly yours,

/s/ Rachel W. Sheridan
Rachel W. Sheridan
of LATHAM & WATKINS LLP

cc:	Michael J. Sacks, Chief Executive Officer, GCM Grosvenor Inc.

Burke Montgomery, General Counsel, Grosvenor Capital Management

Justin G. Hamill, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP

Stuart Neuhauser, Ellenoff Grossman & Schole LLP

Douglas S. Ellenoff, Ellenoff Grossman & Schole LLP

Joshua N. Englard, Ellenoff Grossman & Schole LLP

Ken Lefkowitz, Hughes Hubbard & Reed LLP

Gary J. Simon, Hughes Hubbard & Reed LLP

Michael Traube, Hughes Hubbard & Reed LLP